ELLENOFF GROSSMAN & SCHOLE LLP

370 Lexington Avenue

New York, New York 10017

(212) 370-1300

(212) 370-7889 facsimile

May 11, 2006

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attn:       John Reynolds

Pamela Howell

Re:       HD Partners Acquisition Corporation

Amendment No.5 to Registration Statement on Form S-1

File No. 333-130531

Amendment Filed May 3, 2006

Ladies and Gentlemen:

On behalf of HD Partners Acquisition Corporation (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 6 (“Amendment No. 6”) to the Registration Statement on Form S-1 (the “Registration Statement”). Marked courtesy copies of this filing are being sent via overnight mail to John Reynolds, Pamela Howell, Jay Williamson and Babette Cooper.

This letter is being filed in response to the Staff’s comments to Amendment No. 5 to the Registration Statement filed May 3, 2006. The Staff’s comments are set forth in a letter from John Reynolds, Assistant Director, addressed to Bruce Lederman, Executive Vice President, Secretary and Director of the Company, dated May 9, 2006. For the Staff’s convenience we highlight the following changes to the offering:

•                       based on a market response that became evident in the last few days of the road show, the Company and the underwriters have agreed to increase the size of the offering to $150,000,000.

•                       the Company’s officers and certain directors have agreed to increase their purchase of our warrants in a private placement concurrent with the closing of the offering from 1,500,000 warrants to 2,250,000 warrants, for an aggregate purchase price of $2.25 million. The proceeds of this purchase will be held in the trust account along with the proceeds from the Company’s offering of units. These warrants will expire worthless if the Company does not complete a business combination, and the $2.25 million purchase price will be distributed to the public stockholders.

•                       certain of the Company’s officers and directors have agreed to increase the funds available to the Company in a limited recourse line of credit to fund, in certain circumstances, the Company’s working capital needs, from $500,000 to $750,000.

•                       the Company’s securities have been approved for listing on the American Stock Exchange.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company’s response.

General Comments

1.              We note the disclosure in risk factor six regarding third party claims against the trust account and provisions under Delaware General Corporation Law that apply even after liquidation. Please clarify whether you intend to comply with the procedures contained in Section 280 of Delaware General Corporation Law. If not, we note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation “(i) shall pay or make reasonable provision to pay all claims and obligations ... (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation ... , are likely to arise or to become known to the corporation ... within 10 years after the date of dissolution..” Please provide us with a legal analysis as to how the company will comply with Section 281 (b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders’ rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company.

The Company intends to fully comply with the provisions of Section 280 of the Delaware General Corporation Law (“DGCL”) with respect to the dissolution of its business if and when the Company dissolves in accordance with Section 275 of the DGCL (including formally obtaining both board and stockholder approvals and filing a certificate of dissolution); provided, however, that with respect to the return of capital required pursuant to the terms of our trust agreement with American Stock Transfer & Company, Inc., it will be guided by the terms of that instrument which will control and precede any dissolution of the Company. Specifically, the Company believes, and has confirmed that, the return of capital pursuant to the trust agreement is not a dissolution of the Company under the DGCL. The Company has engaged Richards Layton & Finger, P.A., which has reviewed and confirmed the accuracy of its position under the DGCL. Commencing in the “Summary” section of the prospectus, conforming changes have been made throughout the prospectus to respond to the Staff’s comment. As disclosed in the amended Registration Statement, after the return of capital to its public stockholders from the trust account, the Company will then seek board and stockholder approval to dissolve pursuant to Section 275 of the DGCL. Additionally, bankruptcy-related disclosure has been included in the risk factor entitled “If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share return of capital received by the stockholders from the trust account will be less than $7.604 per share”, and elsewhere as appropriate, to indicate to prospective investors that if the Company is forced into bankruptcy all of its assets, including the funds held in trust, will be subject to bankruptcy law, and may be included in the Company’s bankruptcy estate and subject to claims by third parties who are seeking priority over its public stockholders.

2.              We note the disclosure in risk factor six that your Chairman and executive officers will be personally liable in “certain circumstances” “to ensure that the proceeds in the trust account are not reduced by the claims of various vendors, prospective target businesses or other entities.” According to exhibits 10.4 through 10.8, it appears that these individuals have only agreed to indemnify you against claims by vendors. Please reconcile the disclosure. Clearly state all circumstances whereby these individuals will be personally liable. In addition, please describe the claims that could be brought by a prospective target business and other entities in the event a business combination is not consummated. It may be helpful to revise your risk factors to clearly describe the potential risk that a portion of the funds held in trust could be subject to third party claims.

The Company’s Chairman and executive officers have re-executed letter agreements reconciling the discrepancy and making it clear that they will indemnify the Company for any loss, liability, claims, damage and expenses (to the extent necessary to ensure the amount held in trust is not reduced) by any “vendor, prospective target businesses or other entities” to which the Company may become subject and from which no waiver of claims against the trust account has been obtained. Such agreements are re-filed as exhibits to Amendment No. 6 to the Registration Statement. We supplementally advise the Staff that we have added disclosure in the risk factor entitled “If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share return of capital received by the stockholders from the trust account will be less than $7.604 per share” to address the potential risk that a portion of the funds held in trust could be subject to third party claims, including claims by prospective target businesses. Such disclosure is also contained in the “Business” section under the subheading “Return of capital and dissolution if no business combination”.

3.              We note the disclosure throughout your registration statement that in the event of liquidation, all holders of common stock sold in this offering will be entitled to receive their portion of the amount held in trust ($7.604 per unit). Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of full indemnification obligations by your Chairman and executive officers and the potential effect of Section 281(b) of Delaware General Corporation Law.

We believe the existing disclosure is appropriate and accurate and that any concern about the possible return of less than the stated amount of capital is identified and highlighted in a stand-alone and detailed risk factor, which describes the possibility of how and why a lesser amount may ultimately be returned to the public stockholders due to facts and circumstances outside of the Company’s direct control. The statements are based upon the various contractual arrangements included as exhibits to this filing and fundamental to a blank check structure. The public stockholders are entitled to receive their portion of the amounts held in trust; provided, however, that it is also true that there are associated risks that have been identified in the prospectus that any such contractual entitlements could be jeopardized and the stated amounts returnable could be less. The Company has revised the disclosure to specifically respond to the Staff’s concern about the indemnification of its Chairman and executive officers. Since the Company believes, and has confirmed, that the return of capital pursuant to the trust agreement is not a dissolution of the Company under the DGCL, the Company intends to return the capital from the trust account, and believes that any such return will not be impacted by the provisions of Section 281(b) of the DGCL. Although it is the Company’s current intent to dissolve if a business combination is not consummated, under the DGCL, it would be up to the Company’s board of directors and stockholders at that point in time whether to approve or disapprove the dissolution pursuant to Section 275 of the DGCL and trigger the remaining provisions of the DGCL pertaining to dissolution (including, but not limited to, Sections 280 and 281).

4.              Please disclose all steps the company has taken to confirm that your Chairman and executive officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

Based upon the current information received by the Company’s management from such individuals, it believes that they are of substantial means and financially capable of covering a shortfall in the Company’s trust account, although, as disclosed in the prospectus, no assurances are being made that this will be the case. The disclosure in the prospectus has been revised to include this response.

If you have any questions, please contact the undersigned at 212-370-1300.

Very truly yours,

/s/ Stuart Neuhauser

Stuart Neuhauser

cc:           Bruce Lederman

Eddy Hartenstein

Robert L. Meyers

Steven J. Cox

Lawrence N. Chapman

Henry Goldberg

Martin Gottlieb

Douglas Ellenoff

Michael Midura

Patricia Baldowski

Daniel Goldberg

David Eisler

Tina Prountzos